CHART ACQUISITION GROUP, LLC

JOSEPH R. WRIGHT

COWEN OVERSEAS INVESTMENT, LP

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

August 25, 2014

VIA EDGAR

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Chart Acquisition Corp. (“Chart”)
Schedule TO-T
Filed August 14, 2014 by Chart Acquisition Group, LLC et al.
File No. 5-87098

Dear Mr. Panos:

Chart Acquisition Group, LLC, Joseph R. Wright and Cowen Overseas Investment, LP (collectively, the “Purchasers,” “we”, “us” or “our”) hereby transmit our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2014, regarding the filing referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed them with our responses.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to the Offer to Purchase dated August 14, 2014 filed as Exhibit (a)(1)(A) to our Schedule TO-T filed on August 14, 2014.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

Schedule TO-T

1.	Item 13 included a disclosure that suggested no information was required by Schedule 13E-3 because Rule 13e3 was inapplicable. We note, however, that the going private effect specified in Rule 13e-3(a)(3)(ii)(B) is not dependent upon a certain number of warrant holders remaining in the subject class after offer completion. In addition, given that multiple tender offers for the subject class of warrants are being contemplated, this initial tender offer could be construed as the first step in a series of transactions involving a transaction specified in Rule 13e-3(a)(3)(i)(B). Consequently, absent an exception, this tender offer may be defined as a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3). Please provide us with a legal analysis in support of the apparent conclusion the Rule 13e-3 was inapplicable, or revise Item 13 to note the applicability of Rule 13e-3 and otherwise comply with Rule 13e-3 by filing a Schedule 13E-3 and extending the duration of the tender offer.

We respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act would not be applicable to the tender offer for the warrants to purchase shares of common stock of Chart (the “Warrants”).

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the tender offer for the following reasons:

First, prior to and at the time the tender offer was commenced, Chart had less than 300 record holders of its securities and was therefore eligible, prior to the commencement of the tender offer, to terminate the registration of its common stock and warrants under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the tender offer could not be deemed to have “caused” the Warrants to become “eligible” for termination of registration or suspension of Chart’s obligation to report since the Warrants were eligible for termination/suspension prior to commencement of the tender offer.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

Second, the Purchasers did not commence the tender offer for the purpose of causing the Warrants to be delisted from the Nasdaq Capital Market (“Nasdaq”). Rather, the tender offer was conducted by the Purchasers pursuant to an agreement they entered into with Chart in connection with Chart’s initial public offering (“IPO”). Specifically, the Purchasers collectively committed to offer to purchase up to 3,750,000 of the Warrants at a purchase price of $0.60 per Warrant in a tender offer that would commence after the announcement by the Company of the entry into definitive agreement relating to a business combination and would close upon the consummation of such business combination. In the event the Company failed to consummate a business combination, the Warrant holders would receive a pro rata distribution of the amount in a segregated escrow account in the amount of $0.30 for each Warrant they hold, which absent such a distribution as with other blank check companies, would expire worthless upon completion of a business combination and all the funds in the escrow account would be returned to the Purchasers.

On August 11, 2014, Chart filed a proxy statement seeking stockholder approval to extend its termination date for an additional six months until March 13, 2015 (the “Extension”). In connection with the Extension, the Purchasers collectively agreed to conduct this tender offer to purchase up to 7,500,000 of the outstanding Warrants at a price of $0.30 per Warrant in connection with the Extension so that holders of the Warrants that do not wish to retain their Warrants following the Extension can receive the same $0.30 per Warrant they would have been entitled to receive if the Company liquidated promptly after the original termination date (as described above).

The Purchasers are only conducting the tender offer due to the obligations noted above and prefer that Warrant holders do not tender their Warrants so they will not be required to use their funds to purchase the Warrants. Accordingly, the Purchasers have not recommended that holders tender their Warrants in the tender offer.

Furthermore, the Purchasers do not believe it is reasonably likely that the tender offer will result in the delisting of the Warrants from Nasdaq since they believe that many holders will not tender their Warrants in this tender offer since they will prefer to either tender their Warrants in the subsequent tender offer by the Purchasers at the higher price of $0.60 per Warrant or will continue to hold their Warrants subsequent to the business combination so they can participate in the growth of the combined company. In addition, they do not believe that Nasdaq would delist the Company’s securities until the Company has had the opportunity to expand its securityholder base in connection with the consummation of the business combination.

Furthermore, Chart intends and desires to remain listed on Nasdaq subsequent to the consummation of the tender offer and the business combination. In furtherance thereof, Chart intends to undertake remarketing efforts in connection with the business combination for the specific purpose of maintaining and broadening its securityholder base and intends to reach out to many securityholders to encourage them to support the business combination and not to tender their securities in connection with the business combination. We believe the foregoing actions are reasonably likely to preserve Chart’s securityholder base and reduce the risk of being delisted from Nasdaq.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

Furthermore, Chart believes that it is reasonably likely that the business combination will have the effect of increasing its securityholder base and thus decreasing the likelihood of its securities being delisted from Nasdaq. We believe that the combination of Chart’s securityholders following the tender offer, the planned remarketing efforts and the addition of securityholders as a result of the business combination and any offering conducted by the Company will provide the combined company with enough securityholders to meet Nasdaq’s requirement.

Finally, even in the event that Chart has less than the required number of securityholders upon the closing of the business combination, we do not believe it will be reasonably likely that the securities will be immediately delisted from Nasdaq. Rather, we believe that Nasdaq will provide Chart with additional time (between 90-180 days) to regain compliance with Nasdaq’s securityholders requirements. At that time, we would expect the combined company to be in a much stronger position to expand its securityholder base via either targeted outreach to investors or via sales of additional securities in a private or public offering. The combined company will also have access to the remaining funds in Chart’s trust account and the funds from any offering and management will be focused on increasing Chart’s securityholder base and ensuring that Chart retains its Nasdaq listing.

For the foregoing reasons, we do not believe the tender offer will have a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Offer to Purchase

2.	On page 1, an assertion is made that warrant holders “should rely only on the information contained in this Offer to Purchase and in the related Letter of Transmittal…” In light of Chart Acquisition Corp.’s obligation to comply with Rules 14e-2 and 14d-9, please revise and make corresponding revisions to the section titled, “[h]as the Company or its board of directors adopted a position on the Offer?”

We have revised the Schedule TO to advise holders that they should review the Schedule 14D-9 to be filed by the Company in connection with the Offer.

What will happen if I do not tender my Warrants?, page 6

3.	Please advise us, with a view toward revised disclosure, why this section was devoid of any reference to a risk of delisting if the tender offer were fully subscribed.

We have revised the Schedule TO to disclose the risk that Nasdaq may delist the Warrants if all or a significant number of the Warrants are tendered in the Offer.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

4.	We noticed the disclosure that as many as 3,750,000 warrants may be purchased in a subsequent transaction at a price of 60 cents per share. Please advise us as to when we can expect to receive a response to our comment dated August 11th, 2014, issued in the review of Exhibit 99.1 to a Schedule TO-C filed in connection with this transaction, or alternatively provide a response to the comment when replying to this comment letter.

We have included below our response to the comment issued by the Staff on August 11, 2014, pursuant to its review of Exhibit 99.1 to the Schedule TO-C filed in connection with this transaction.

Rule 14e-5(a) under the Exchange Act provides that “[a]s a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer ….no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer.” Rule 14e-5(a) further provides that this prohibition applies from the time of public announcement of the tender offer until the tender offer expires. Public announcement is defined in Rule 14e-5(c)(5) as “any oral or written communication by the offeror or any person authorized to act on the offeror’s behalf that is reasonably designed to, or has the effect of, informing the public or security holders in general about the tender offer.”

We do not believe that the commitment by the Purchasers to make each of the tender offers constitute a prohibited “arrangement to purchase” within the meaning of Rule 14e-5(a) of the Warrants outside of each of the planned tender offers. As described on page 5 of the Offer to Purchase, in connection with the IPO, the Purchasers collectively committed to offer to purchase up to 3,750,000 of the Warrants at a purchase price of $0.60 per Warrant in a proposed tender offer that would commence after the announcement by Chart of a business combination and would close upon the consummation of such business combination. In the event Chart failed to consummate a business combination, the Warrant holders would receive a pro rata distribution of the amount in the segregated escrow account in the amount of $0.30 for each Warrant they hold. The forgoing obligation of the Purchasers to conduct the tender offer is set forth in Section 3(f) of the letter agreement entered into between the Purchasers, Chart and the underwriters in the IPO (the “Letter Agreement”). The Letter Agreement was entered into on December 13, 2012, prior to the public announcement of the tender offers. Thus, no “arrangement to purchase” occurred during the restricted period set forth in Rule 14e-5.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

Furthermore, the Purchasers believe that the exception set forth in Rule 14e-5(b)(7) (Purchases Pursuant to Contractual Obligations) (the “Exception”) provides an applicable exemption from the requirements of the rule with respect to the tender offers. To qualify for the Exception, a contract (such as the Letter Agreement) pursuant to which the purchase and arrangements to purchase are carried out must be: (1) entered into before public announcement of the tender offer, (2) unconditional and binding on both parties, and (3) disclosed in all of its material terms (including quantity, price and parties) in the offering materials.

As noted above and described in page 5 of the Offer to Purchase, the Letter Agreement was entered into in connection with the IPO, which occurred on December 13, 2012, prior to the public announcement of the tender offers. The Letter Agreement is unconditional and binding upon both parties. Finally, all material terms (including quantity, price and parties) relating to the tender offer for the Warrants were disclosed in Chart’s prospectus for the IPO as well as Chart’s subsequent filings under the Exchange Act, including the press release filed with the Schedule TO-C. Consequently, even if Rule 14e-5 applies, the Exception to the prohibition should be satisfied.

Furthermore, Rule 14e-5 was promulgated by the Commission as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities. The Commission in Release No. 34-42055 stated that “Rule 14e-5 will continue to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer, while other security holders are limited to the offer’s terms.” We do not believe that the current situation is the type of situation that Rule 14e-5 was designed to prevent as the foregoing policy concerns are not raised by the tender offers. The tender offer for the Warrants was discussed in great length in Chart’s IPO prospectus and its subsequent filings under the Exchange Act and the actions by the Purchasers in connection with the tender offer are consistent with such disclosure. Furthermore, investors have been aware of the terms and the structure of the tender offer for the Warrants for close to two years, long before the issuance of the press release and related filing with the SEC. The issuance of the press release and filing of the related documents with the SEC was necessary to satisfy Chart’s obligations under the Exchange Act and Nasdaq rules to provide promptly material information to its securityholders regarding the business combination and related agreements.

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

In addition, holders of the Warrants may tender their Warrants in either tender offer and opt to (i) receive $0.30 per Warrant in the current tender offer, (ii) receive $0.60 per Warrant in the subsequent tender or (iii) not tender their Warrants at all and participate in the growth of the combined company. While the current tender offer was not disclosed in the IPO prospectus, its purpose is to put holders of the Warrants in at least the same position they would be in if the Company was not seeking the Extension (i.e., receive $0.30 per Warrant since a business combination will not be consummated by September 13, 2014 with the potential to receive $0.60 per Warrant if a business combination is consummated), if not in a better position since they now have the optionality to participate in either of the tender offers. Furthermore, the Purchasers are not conducting the tender offer to take advantage of Warrant holders and/or engage in market manipulation but rather pursuant to their obligations under the Letter Agreement. In fact, they prefer that none of the Warrants are tendered so they do not need to expend their funds on these purchases. As a result, there is no potential harm to investors or possible manipulation of the public trading price of the Warrants since holders have the right to tender all of their Warrants in the tender offers at fixed prices. Accordingly, the Purchasers respectfully submit that their actions in connection with the tender offers do not violate Rule 14e-5 of the Exchange Act. However, to the extent the Staff determines that there was a technical violation of Rule 14e-5, the Purchasers submit that their actions will not cause any market manipulation or harm investors.

THE OFFER | No proration, page 15

5.	Please provide a legal analysis, with a view toward revised disclosure, supporting the conclusion that no proration will be available notwithstanding Rule 14d-8.

We do not believe the Offer is inconsistent with Section 14(d)(6) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or Rule 14d-8 promulgated under the Exchange Act (“Rule 14d-8”). Section 14(d)(6) and Rule 14d-8 were adopted to prevent an offeror from accepting securities on a “first come, first serve” basis, which might unfairly coerce security holders to tender. These rules mandate proration as a means to prevent such coercion. However, Rule 14d-8 only relates to tender offers for less than all of the outstanding equity securities of a class. Accordingly, we do not believe that the proration requirements in Rule 14d-8 are applicable since the Purchasers are tendering for all of the public Warrants issued in the IPO. While the Purchasers own Placement Warrants, these Placement Warrants have certain different terms from, and thus are not identical to, the Warrants issued in the IPO. In addition, the Purchasers have agreed not to tender any of their Placement Warrants in the Offer. Accordingly, we do not believe that proration is necessary in this tender offer since the Purchasers are tendering for all of the outstanding public Warrants and every holder that tenders its Warrants will receive prompt payment from the Purchasers for such Warrants.

Section 6. Conditions of the Offer, page 21

6.	To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the statement that “each such right will be deemed an ongoing right that may be asserted at any time and from time to time,” or advise.

We have revised the Schedule TO in response to the Staff’s comment.

* * * *

Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

August 25, 2014

As the authorized representative of the Purchasers, we hereby acknowledge that:

●	the Purchasers are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Purchasers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

CHART ACQUISITION GROUP, LLC

		By:	/s/ Michael LaBarbera
		Name:	Michael LaBarbera
		Title:	Manager

cc:	Ellenoff Grossman & Schole LLP